Anglo Swiss Resources Inc.

#309 - 837 West Hastings Street

Vancouver, B.C.  V6C 3N6

Tel: 604-683-0484   Fax: 604-683-7497

January 23, 2007

Tracie Towner

United States Securities and Exchange Commission
Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

RE: Anglo Swiss Resources Inc.’s Form 20F for the fiscal year ended December 31, 2005

In response to your letter dated December 12, 2006 please find our revised Form 20F with changes made as per your comments.

Controls and Procedures, 79

1. Revised.

Certifications, page 84

2. Revised

Financial Statements

Note 12 – Material Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-19

3.  The Company in discussion and review with its Audit Committee and representatives of its Audit Firm, PricewaterhouseCoopers made the decision not to depreciate the plant and equipment in fiscal 2005.  This decision was made as exploration and development of the Kenville mine commenced in mid summer of 2005 with active exploration and development of the property and facilities continued on through the fiscal year end and terminated August 31, 2006.

The proposed budget for 2005 and 2006 was set at $700,000 and that figure is currently under audit to ascertain the true exploration and developmental expenditures spent on the property during this period.  As only the adit was re-habilitated under this program the Company will be depreciating the plant and equipment at the fiscal year ended December 31, 2006.

The Company acknowledges the following:

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the Company is responsible for the adequacy and accuracy of the disclosure with respect to the filing of this Form 20F;

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any staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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the Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call us at our Vancouver office at 604-683-0484 if you require further information with respect to this filing, as we will electronically file the Form 20F with Edgar at month end.

Yours truly,

(s)  “Chris Robbins”
Vice President

Anglo Swiss Resources Inc.